EXHIBIT 10.3

                                     BRUNO'S, INC
                                800 Lakeshore Parkway
                              Birmingham, Alabama 35211
                                    (205) 940-9400

                                    PRESS RELEASE


     Birmingham, Alabama (May 18, 1995) - Bruno's, Inc. (Nasdaq/NM:BRNO) and Kohlberg Kravis Roberts & Co. (KKR) today jointly announced the signing of an agreement revising certain terms of the merger agreement between Bruno's, Inc. and Crimson Acquisition Corp., a company formed by KKR. The previous merger agreement was announced on April 20, 1995. The Board of Directors of Bruno's, Inc. will recommend the revised merger agreement at a special shareholders meeting. The transaction which is valued at approximately $1.15 billion, including $220 million of debt and capitalized leases, is expected to be consummated in August of 1995.

          The revised agreement provides that the owner of each outstanding share of Bruno's common stock can elect either to receive $12.00 (compared with $12.50 in the originally released transaction) in cash for that share or to retain that share. However, in no event can more than 4,166,667 shares of Bruno's common stock (approximately 5.3% of the outstanding shares of Bruno's) be retained by present Bruno's shareholders. If more than 4,166,667 of the outstanding shares elect to be retained, then the 4,166,667 shares available will be prorated among those electing to retain and $12.00 in cash will be paid for all other shares. If fewer than 4,166,667 of the shares elect to be retained, the remaining available shares will be prorated among those shares electing cash. The result of these proration provisions will be that, after the merger, approximately 94.7% of the outstanding Bruno's shares will be exchanged for cash and approximately 5.3% will be retained by existing shareholders. Following the merger, Crimson Acquisition Corp. will own approximately 20,833,333 shares, or 83.3%, of Bruno's outstanding shares and the 4,166,667 shares retained by Bruno's pre-merger shareholders will represent approximately 16.7% of Bruno's shares outstanding. After the completion of the transaction, Crimson Acquisition Corp. will also be granted warrants to purchase from Bruno's during a ten-year period an additional 10,000,000 shares of Bruno's stock at $12.00 per share. KKR, through Crimson Acquisition Corp., will invest $250 million of equity in the transaction.

          The terms of the merger agreement were amended to take into account KKR's assessments of the levels of future cash flow of Bruno's, including the possible non-recurring nature of certain income items and the level of projected expenses necessary to provide adequate balance sheet reserves for self-insurance claims.

          Bruno's announced that it has reviewed the methodology it uses to estimate required balance sheet reserves for self-insured worker's compensation and general liability claims. The method previously used was not based on actuarial estimates. Bruno's believes, and has been advised by its auditors, Arthur Andersen LLP, that actuarial estimates of such reserves are not required by generally accepted accounting principles.
     However, Bruno's now believes that, based on actuarial estimates, the potential exposure to Bruno's for these self-insured claims could be greater than the reserves that had been established. Bruno's has concluded that actuarial methods of establishing these reserves produce a better estimate of the liabilities for these claims than the Company's prior methodology. Bruno's has, therefore, decided to convert to the actuarial method of computing these reserves and to record an adjustment to increase these self-insurance reserves by approximately $22.2 million (approximately $13.8 million net of income taxes) as a change in accounting estimate in the third fiscal quarter ended April 8, 1995. Bruno's also adjusted third quarter cost of sales by $5 million to exclude certain possible non-recurring income. Bruno's third quarter financial results were previously announced on May 1, 1995. The effect of these adjustments in the third quarter is to reduce, from previously announced results, Bruno's net income for the quarter from $12.3 million (or $.16 per share) to a net loss of $4.6 million (or $.06 per share) and for the year to date from $37.9 million (or $.49 per share) to $21.0 million (or $.27 per share).

          The other terms of the transaction remain substantially unchanged from the April 20, 1995 agreement, including the provisions granting a pre-merger option to KKR to purchase 19.9% of the outstanding common stock of Bruno's, Inc. for an adjusted price of $12.00 per share, provisions prohibiting Bruno's, Inc. from actively soliciting another purchase, and provisions relating to the payment of certain fees and reimbursement of certain expenditures to KKR. Certain Bruno family shareholders who hold, in the aggregate, approximately 24% of the outstanding Bruno's stock have agreed to vote their shares in favor of the revised merger transaction.

          The merger, continues to be subject to customary conditions, including the approval of Bruno's shareholders, the expiration of the antitrust regulatory waiting period and KKR's ability to arrange financing. However, the provisions granting KKR the right to terminate the agreement if not satisfied with its "due diligence" have expired.

          After the merger, Bruno's, Inc. will continue to operate as an independent company under its current name with headquarters in Birmingham. Bruno's, Inc. is a leading regional food retailer operating a total of 254 supermarkets in Alabama, Georgia, Mississippi, Florida, South Carolina, and Tennessee.

          Any offering of securities in connection with the merger will be made only by means of a prospectus.

                                        -END-




















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